

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2021

Mick Beekhuisen
Chief Financial Officer
CAMPBELL SOUP CO
1 Campbell Place
Camden, NJ 08103-1799

> **Re: CAMPBELL SOUP CO**
> **Form 10-K for Fiscal Year Ended August 2, 2020**
> **Filed September 24, 2020**
> **File No. 1-03822**

Dear Mr. Beekhuisen:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Manufacturing